UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of February, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________











                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters

1    Name of company

     SPIRENT plc

2    Name of shareholder having a major interest

     HBOS plc

3    Please state whether notification indicates that it is in

     respect of holding of the shareholder named in 2 above or

     in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
     SHAREHOLDER IN 2 ABOVE


4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd A/C CMIG1105     879,344

Chase Nominees Ltd A/C CMIG194     7,738

Chase Nominees Ltd A/C CMIG 237     697,223

Pershing Keen Nominees (AD0086)     1,123

HSBC Global Custody Nominees (UK) Ltd (EQINC) 1,062,759

HSBC Global Custody Nominees (UK) Ltd (EQPEL) 2,906,496

HSBC Global Custody Nominees (UK) Ltd (EQSTR) 229,750

State Street Nominees (FE1D)     7,250

State Street Nominees (FE1F)     37,392

Morgan Nominees Limited (HLBA)     457,082

Morgan Nominees Limited (HLFO)     449,618

Morgan Nominees Limited (HPBA)     19,685

Morgan Nominees Limited (HPFO)     17,006

Morgan Nominees Limited (HXLFE)     514,516

Morgan Nominees Limited (HXPEN)     20,274

Chase Nominees Ltd A/C T19795 (IPEHI) 2,423,577

Chase Nominees Ltd A/C T19795 (IPFGW)  30,000

Chase Nominees Ltd A/C T19795 (IPUDS) 622,804

Pershing Keen Nominees (PD2659)     8,950

St James's Place UK plc (SJP TRACKER) 13,340

Chase Nominees Limited (UKTRA0)     29,157

Chase Nominees Limited (WPUKEQ)     17,743,203

5     Number of shares/ amount of stock acquired

      -

6     Percentage of Issued Class

      -

7     Number of shares /amount of stock disposed

      5,379,900

8     Percentage of Issued Class

      0.57%

9     Class of security

      ORDINARY SHARES OF 3 1/3p EACH

10    Date of transaction

      Not notified

11    Date company informed

      26 February 2003

12    Total holding following this notification

      28,178,287

13    Total percentage holding of issued class following this notification

      2.99%

14   Any additional information

     NOTIFICATION IN ACCORDANCE WITH S.198-202 COMPANIES
     ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE NO
     LONGER HAS A NOTIFIABLE INTEREST IN THE COMPANY

15   Name of contact and telephone number for queries

     Michael Anscombe - 01293 767672

16 Name and signature of authorised company official responsible for making this notification

                                 Michael Anscombe - Assistant Company Secretary

     Date of notification 26 February 2003


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150



                                Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)


Date___26 February 2003____                 By   ____/s/ Luke Thomas____

                                                      (Signature)*